SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM N-8F

              APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED
                              INVESTMENT COMPANIES


I.   General Identifying Information

1.   Reason fund is applying to deregister

     [ ]    Merger
     [ ]    Liquidation
     [X]    Abandonment of Registration
     [ ]    Election of status as a Business Development Company


2.   Name of fund:  BlackRock Preferred Opportunity Trust II

3.   Securities and Exchange Commission File No.: 811-21325

4.   Is this an initial Form N-8F or an amendment to a previously filed
Form N-8F?

     [ ]     Initial Application       [X]      Amendment

5.   Address of Principal Business Office (No. & Street, City, State, Zip Code):

             100 Bellevue Parkway
             Wilmington, Delaware 19809


6. Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

             Michael K. Hoffman, Esq.
             Skadden, Arps, Slate, Meagher & Flom LLP
             Four Times Square
             New York, New York 10036
             (212) 735-3406

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act:

             BlackRock Advisors, Inc.
             100 Bellevue Parkway
             Wilmington, Delaware 19809
             (888) 825-2257

8.   Classification of fund:

     [X]     Management company;
     [ ]     Unit investment trust; or
     [ ]     Face-amount certificate company.

9.   Subclassification if the fund is a management company:

     [ ]     Open-end          [X]     Closed-end

10.  State law under which the fund was organized or formed:  Delaware

11. Provide the name and address of each investment adviser of the fund during the last five years, even if the fund's contracts with those advisers have been termi nated:

             Not applicable. The registration was abandoned before the Board ever considered approving the advisory contract.

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

             Not applicable. The applicant has never made a public offering of its securities.

13.  Not applicable

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund?

     [ ]     Yes               [X]     No

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

         [X]   Yes               [ ]  No

         If Yes, state the date on which the board vote took place: 1/31/05

         If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

         [ ]   Yes               [X]  No

         If Yes, state the date on which the shareholder vote took place:

         If No, explain: There are no shareholders because the fund never issued any shares.

II.  Distributions to Shareholders

16.  Not applicable

17.  Not applicable

18.  Not applicable

19.  Not applicable

III. Assets and Liabilities

20.  Not applicable

21.  Not applicable

IV.  Information about Event(s) Leading to Request for Deregistration

22.  Not applicable

23.  Not applicable

V.   Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

     [  ]    Yes               [X]     No

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [ ]    Yes               [X]     No

VI.  Mergers Only

26.  Not applicable

                                 VERIFICATION

         The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of BlackRock Preferred Opportunity Trust II, (ii) he or she is the Sole Initial Trustee, President, Chief Executive Officer and Chief Financial Officer of BlackRock Preferred Opportunity Trust II, and (iii) all actions by shareholders, directors and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowl edge, information, and belief.


                                 BlackRock Preferred Opportunity Trust II


                                 By: /s/ Anne F. Ackerley
                                     -------------------------------------
                                     Anne F. Ackerley
                                     Sole Initial Trustee, President,
                                     Chief Executive Officer and
                                     Chief Financial Officer